EXHIBIT 99.1

B Communications Announces Filing of 2017 Annual Report

Ramat-Gan, Israel, May 15, 2018 – B Communications Ltd. (NASDAQ and TASE: BCOM) (the “Company”), today announced that it has filed its Annual Report on Form 20-F containing audited consolidated financial statements for the year ended December 31, 2017 with the U.S. Securities and Exchange Commission.

The annual report will be available on the Company’s website (bcommunications.co.il). Shareholders may receive a hard copy of the annual report free of charge upon request.

About B Communications:

B Communications is a telecommunications-oriented holding company and its primary holding is its controlling interest in in Bezeq – The Israel Telecommunication Corp., Israel’s largest telecommunications provider (TASE: BEZQ). B Communications shares are traded on NASDAQ and the TASE under the symbol BCOM. For more information please visit the following websites:

www.igld.com;
bcommunications.co.il;
www.ir.bezeq.co.il;

For further information, please contact:
Yaniv Salomon – IR Manager
yaniv@igld.com / Tel: +972-3-924-0000

Investor relations contacts:
Hadas Friedman-Investor Relations
Hadas@km-ir.co.il/ Tel: +972-3-516-7620

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments in the industries it is engaged, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission, including B Communications’ Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Yaniv Salomon – IR Manager
yaniv@igld.com / Tel: +972-3-924-0000

Hadas Friedman – Investor Relations
Hadas@km-ir.co.il / Tel: +972-3-516-7620